Exhibit 99.174

Fire & Flower Announces Fiscal Second Quarter 2021 Financial and Operational Results

●	Quarterly revenue increased 51% year-over-year to $43.3 million
●	Fifth Consecutive Quarter of Positive Adjusted EBITDA of $3.1 million
●	Hifyre™ Digital Retail and Analytics Platform generated $3.7 million in revenue for the quarter, an increase of 293% year-over-year

TORONTO, Sept. 14, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAFOTCQX: FFLWF), today announced its financial and operational results for the fiscal second quarter ended July 31, 2021.

Trevor Fencott, Chief Executive Officer of Fire & Flower commented, “This quarter we continued to execute on our overall business strategy as our revenues increased 51% year-over-year to $43.3 million. Also, we successfully laid the foundation of our expanded digital strategy in the second quarter as we strengthened key partnerships and began recognizing the full value of our Hifyre digital platform. Our unique capability to apply today’s most advanced technology for collecting consumer buying behaviors to deliver the strongest e-commerce experience is an invaluable asset in our industry. We are extremely pleased to be entering a new stage of our growth as we continue to leverage and monetize our tech-enabled platform to expand upon our leadership position and enter new growth markets utilizing an asset-light, highly scalable e-commerce model.”

Consolidated Financial Highlights

	Thirteen weeks ended		Twenty-six w eeks ended
(In thousands of Canadian dollars, except per share amounts)	31-Jul-21	1-Aug-20	31-Jul-21	1-Aug-20
Total Revenue	43,306	28,593	87,390	51,715
Gross Profit	16,173	9,950	32,691	17,485
Gross Profit Percentage	37.3%	34.8%	37.4%	33.8%
Adjusted EBITDA	3,146	1,140	5,453	(270)
Net Income (Loss)	19,450	(29,081)	(42,148)	(41,819)
Basic income (loss) per share	$0.06	$(0.18)	$(0.13)	(0.26)

Financial Highlights for the Second Quarter period ended July 31, 2021

●	Total revenue of $43.3 million compared to revenue of $28.6 million for the second quarter of 2020, an increase of 51.4%
●	Total gross profit $16.2 million, or 37.3% of revenue, compared to total gross profit of $10.0 million, or 34.8% of revenues in the second quarter of 2020
●	Fifth consecutive quarter of positive Adjusted EBITDA of $3.1 million compared to positive Adjusted EBITDA of $1.1 million for the second quarter of 2020, representing an increase of 176% year over year
●	Total debt at July 31, 2021 was $3.8 million
●	Cash and short-term investment balances of $29.3 million

“As our financial results demonstrate, our Hifyre business segment is growing at a rate significantly greater than past quarters and is now driving new opporutnities for total revenue growth and stronger EBITDA. Our growth is focused on building upon these opportunities, white-labelling our e- commerce platform to drive additional high-margin revenue streams and capture new customers through our announced acquisitions of Wikileaf and PotGuide. We continue to successfully execute an e-commerce model unlike any of our competitors as we drive our leadership position in the global cannabis retail industry,” concluded Fencott.

Segment Revenue

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
(In thousands of Canadian dollars unaudited)	31-Jul-21	1-Aug-20	31-Jul-21	1-Aug-20
Revenue
Retail	31,842	23,358	65,461	41,807
Wholesale	7,797	4,301	15,425	8,168
Digital Platform	3,667	934	6,504	1,740
Total Revenue	43,306	28,593	87,390	51,715

Segment Adjusted EBITDA

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
(In thousands of Canadian dollars unaudited)	31-Jul-21	1-Aug-20	31-Jul-21	1-Aug-20
Adjusted EBITDA
Retail	361	2,490	2,472	2,259
Wholesale	1,323	560	2,339	1,095
Digital Platform	2,206	(124)	3,493	(478)
Corporate	(744)	(1,786)	(2,851)	(3,146)
Total Adjusted EBITDA	3,146	1,140	5,453	(270)

Retail

●	Retail revenue increased by 36.3% year-over-year to $31.8 million Gross profit margin of 34.1% for the thirteen weeks ended July 31, 2021
●	Adjusted EBITDA declined to $0.4 million from $2.5 million in the prior year Adjusted
●	EBITDA margin of 1% for the thirteen weeks ended July 31, 2021
●	Same-store sales decreased 14% for forty-eight (48) stores in operation during the comparable period in Q2 2021 due to a surge in newly licensed retail cannabis stores in Ontario, from 665 at May 1, 2021 to 981 at July 31, 2021
●	Expanded the Company’s retail network with the opening of 7 new stores in Canada, bringing total stores to 91
●	In early June 2021, the Ontario cannabis market opened up from lockdown due to COVID-19, allowing for foot traffic into all Fire & Flower retail stores

Wholesale

●	Wholesale revenue increased by 81.3% year-over-year to $7.8 million
●	Gross profit margin of 21.1% for the thirteen weeks ended July 31, 2021
●	Adjusted EBITDA increased by 136.3% year-over-year to $1.3 million
●	Adjusted EBITDA margin of 17.0% for the thirteen weeks ended July 31, 2021

Digital Platform

●	Hifyre revenue increased 292.6% year-over-year to $3.7 million
●	Adjusted EBITDA increased to $2.2 milion from $(0.1) million in the prior year
●	Adjusted EBITDA margin of 60.2% for the thirteen weeks ended July 31, 2021

Corporate

●	Appointed Matthew Hollingshead, President of Hifyre, to Chief Innovation Officer
●	Further strengthened strategic partnership with Alimentation Couche-Tard Inc. as they exercised warrants increasing their total ownership stake in Fire & Flower to 22.4%
●	Entered partnership with Humble & Fume to offer an expanded catalogue of their portfolio of products to Fire & Flower customers across North America both online and in-store.

Subsequent Operational Highlights post July 31, 2021

●	Launched expanded digital strategy with the proposed acquisition of assets of Wikileaf Techologies Inc.
●	Entered the California market through strategic licensing agreement with American Acres (now called Fire & Flower U.S. Holdings) and opening of a Palm Springs branded Fire & Flower store
●	Strengthened asset-light, expanded digital strategy with the proposed acquisition of PotGuide
●	Spark Perks members grew from 45,000 in Q2 2020 to over 310,000 across Fire & Flower’s entire retail network in Q2 2021
●	Continued with its Nasdaq application and has targeted the fourth quarter 2021 for its U.S. listing

Non-IFRS Measures – Adjusted EBITDA “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be fully comparable to similar measures by presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, deferred tax, and adjusted for share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, and restructuring charges.

Adjusted EBITDA has been calculated differently than in periods prior to Q1 2021, where the Company previously included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. The updated measure reflects the Company’s new approach to analyzing the consolidated operating performance across the business lines. The Company believes the updated definition is a more useful measure to assess performance as it provides meaningful operating results and facilitates period-to-period operating comparisons. As other companies may calculate this non-IFRS measure differently than the Company, this metric may not be comparable to similarly titled measures reported by other companies. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results, or as a substitute for cash flows from operating activities. A reconciliation of net income (loss) to Adjusted EBITDA is presented below.

Adjusted EBITDA for the fiscal second quarter ended July 31, 2021 was $3.1 million compared to Adjusted EBITDA of $1.1 million for the thirteen weeks ended August 1, 2020.

Adjusted EBITDA

	Thirteen weeks ended		Twenty-six Weeks ended
(in thousands of dollars)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)
Net and comprehensive income (loss) – as reported	19,450	(29,081)	(42,148)	(41,819)
(Gain) Loss on revaluation of derivative liability	(25,321)	18,330	28,789	14,714
Finance costs, net	1,096	8,191	4,407	14,857
Income taxes, net	1,368	-	2,055	-
Share-based compensation	1,319	711	1,851	1,409
Acquisition and business development costs	237	2	648	186
Professional fees related to financing activities	22	-	400	92
Depreciation & amortization	4,182	2,987	8,511	6,012
Restructuring charges	793	-	940	4,279
Adjusted EBITDA	3,146	1,140	5,453	(270)

Lease liability payments during the thirteen and twenty-six weeks ended July 31, 2021 were $2.4 million and $4.6 million, respectively (August 1, 2020: $1.4 million and $2.7 million, respectively )

Webcast & Conference Call

Fire & Flower will host a webcast and conference call with Trevor Fencott, Chief Executive Officer, and Judy Adam, Chief Financial Officer at 8:30 a.m. EDT on September 14, 2021. The webcast will discuss Fire & Flower’s second quarter 2021 financial and operational results.

Webcast URL

https://event.on24.com/wcc/r/3408994/D40A1ADEC0000E461FF1498F28A74F2B

Dial-In Information

Toll-Free Dial-In Number: 1-844-200-6205 Participant Access Code: 407169

Replay Information (Available until October 5, 2021)

Toll-Free Dial-In Number: 1 866 813 9403

Access Code: 151302

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 85 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the headings “Risk Factors” in the Company’s Annual Information Form dated April 29, 2021 and “Risks and Uncertainties” in the management discussion and analysis for the thirteen weeks ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2021/14/c7354.html

%SEDAR: 00044938E

For further information: For More Information Contact: Investor Relations, investorrelations@fireandflower.com 1-833-680-4948; Media Relations, media@fireandflower.com , 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:51e 14-SEP-21